MUSCLE MAKER, INC

2200 Space Park Drive, Suite 310

Houston, Texas 77058

(732) 669-1200

December 8, 2017

John Dana Brown

Attorney Advisor, Office of Transportation and Leisure

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Muscle Maker, Inc
Offering Statement on Form 1-A
Filed March 30, 2017
File No. 024-10689

Acceleration Request

Requested Date:     December 12, 2017

Requested Time:    12:00 PM Eastern Time

Dear Mr. Brown:

Muscle Maker, Inc (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-captioned Offering Statement on Form 1-A qualified at the “Requested Date” and “Requested Time” set forth above or as soon thereafter as practicable.

The Company hereby authorizes Craig D. Linder, who is an attorney with the Company’s outside legal counsel, Legal & Compliance, LLC, to orally modify or withdraw this request for acceleration.

The Company hereby acknowledges that:

●	should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

●	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission

December 8, 2017

●	the Company may not assert the staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company also agrees that it will only sell shares of its common stock pursuant to the subject Offering Statement in states where the offering is registered or where there is an applicable exemption from the applicable state’s securities law available.

The Company requests that it be notified of such qualification by a telephone call to Craig D. Linder at (561) 514-0936 or email to him at: clinder@legalandcompliance.com.

Very truly yours,

MUSCLE MAKER, INC

By:	/s/ Robert E. Morgan
Robert E. Morgan
Chief Executive Officer and President